Exhibit 21.1
Schedule of Subsidiaries of Encore Medical Corporation
Encore Medical IHC, Inc., a Delaware corporation
Encore Medical, L.P., a Delaware limited partnership
Encore Medical GP, Inc., a Nevada corporation
Encore Medical Partners, Inc., a Nevada corporation
Encore Medical Asset Corporation, a Nevada corporation
Empi, Inc., a Minnesota corporation
Empi Corp., a Minnesota corporation
Empi Sales Corp., a Minnesota corporation
Empi Europe GmbH, a German corporation
Empi Germany GmbH, a German corporation
Ormed GmbH & Co. Kg, a German partnership
Medireha GmbH, a German corporation
Ormed S.A.R.L., a French corporation (in liquidation)
Chattanooga Europe, B.V.B.A., a Belgian corporation
Encore Orthopedics FSC Limited, a Jamaican corporation (in liquidation)
Encore-Snow Acquisition Corp., a Delaware corporation
Encore-OTI Acquisition, LLC, a Nevada limited liability company